Form 40-F
period 2011-12-31
FORTUNA SILVER MINES INC
filed 2012-03-30
CIK 1341335

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011      Commission File Number: 001-35297

FORTUNA SILVER MINES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040	None
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Burrard Street, Suite 650

Vancouver, British Columbia, Canada V6C 3L6

(604) 484-4085

(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

(212) 947-7200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For Annual Reports indicate by check mark the information filed with this Form:

☑ Annual information form      ☑ Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     There were 124,945,921 Common Shares, of no par value, outstanding as of December 31, 2011.

     Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F as Exhibits hereto:

A.	Annual Information Form

The Annual Information Form of Fortuna Silver Mines Inc. (the “Company” or “Registrant”) for the year ended December 31, 2011, is included as Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2011 and December 31, 2010, including the auditor’s report with respect thereto, are included as Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2011 is included as Exhibit 99.3 of this Annual Report on Form 40-F.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Certifications. See Exhibits 99.14, 99.15, 99.16 and 99.17 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures. The required disclosure is included in the section entitled “Disclosure Controls and Procedures” contained in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

Management’s Annual Report on Internal Control Over Financial Reporting. This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the ”SEC”) for newly public companies.

Attestation Report of the Registered Public Accounting Firm. This Annual Report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Robert Gilmore, Tomas Guerrero and Thomas Kelly.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Robert Gilmore, a member of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Robert Gilmore, Tomas Guerrero and Thomas Kelly is independent, as that term is defined in the Corporate Governance Listing Standards of the New York Stock Exchange. The Commission has indicated that the designation of Robert Gilmore as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

ADDITIONAL DISCLOSURE

Code of Ethics.

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics and Whistle Blower Policy”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Business Conduct and Ethics and Whistle Blower Policy is available for viewing on the Registrant’s website at www.fortunasilver.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Exhibit 99.1.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee” of the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Exhibit 99.1.

Off-Balance Sheet Arrangements.

The required disclosure is included in Notes 17(d) and 19(a), (b), (c) and (d) of the Registrant’s audited consolidated financial statements for the fiscal years ended December 31, 2011 and 2010, filed as part of this Annual Report on Form 40-F in Exhibit 99.2.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations” of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F in Exhibit 99.3.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission together with Registrant’s Registration Statement on Form 40-F (001-35297) in connection with its securities registered on such form.

Any changes to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	The Annual Information Form of Fortuna Silver Mines Inc. for the year ended December 31, 2011

99.2	Fortuna Silver Mines Inc. audited consolidated financial statements for the years ended December 31, 2011 and December 31, 2010, including the auditor’s report with respect thereto

99.3	Fortuna Silver Mines Inc. Management’s Discussion and Analysis for the year ended December 31, 2011

99.4	Consent of Deloitte & Touche LLP

99.5	Consent of Richard L. Nielsen of Chlumsky, Armbrust & Meyer LLC

99.6	Consent of Robert L. Sandefur of Chlumsky, Armbrust & Meyer LLC

99.7	Consent of Craig S. Bow of Chlumsky, Armbrust & Meyer LLC

99.8	Consent of Gregory Chlumsky of Chlumsky, Armbrust & Meyer LLC

99.9	Consent of Steve L. Milne of Chlumsky, Armbrust & Meyer LLC

99.10	Consent of Chlumsky, Armbrust & Meyer LLC

99.11	Consent of Eric Chapman

99.12	Consent of Edgard Vilela

99.13	Consent of Thomas Vehrs

99.14	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.17	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002