Form 40-F
period 2012-12-31
FORTUNA SILVER MINES INC
filed 2013-04-01
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012      Commission File Number: 001-35297

FORTUNA SILVER MINES INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 Burrard Street, Suite 650

Vancouver, British Columbia, Canada V6C 3L6

604-484-4085

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

There were 125,268,751 common shares with no par value outstanding as of December 31, 2012.

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

Yes ☐ No ☐

EXPLANATORY NOTE

Fortuna Silver Mines Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  Equity securities of the Company are therefore exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Exchange Act Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  The Company began reporting in accordance with IFRS on January 1, 2011 and formerly reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All information is stated in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the documents attached hereto contain “forward-looking statements” within the meaning of applicable securities laws.  These statements appear in a number of different places and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to our future market size, our business, and our future operating performance.  When the words such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are used, they are not statements of historical fact and are intended to identify forward-looking statements.  Forward-looking statements relate to, among other things:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

•

timing for completion of infrastructure upgrades related to the Company’s properties and their completion on budget;

•

timing for delivery of materials and equipment for the Company’s properties; and

•

the sufficiency of the Company’s cash position, its reliance on revenue from its currently operating properties, and its ability to raise equity capital or access debt facilities.

You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results.  Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions.  Some of those risks and assumptions are set out under “Preliminary Notes – Cautionary Statement-Forward Looking Statements” outlined in the Company’s Annual Information Form for the year ended December 31, 2012, a copy of which is attached as Exhibit 99.1 hereto, and include, but are not limited to:

•

that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties,

•

there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;

•

permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations;

•

currency exchange rates being approximately consistent with current levels;

•

certain price assumptions for silver, gold, lead, zinc and copper;

•

prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations;

•

the accuracy of the Company’s current mineral resource and reserve estimates;

•

labor and materials costs increasing on a basis consistent with the Company’s current expectations; and

•

assumptions made and judgments used in engineering and geological interpretation.

The Company advises you that the cautionary remarks included under the heading “Preliminary Notes – Cautionary Statement-Forward Looking Statements” in the Annual Information Form for the year ended December 31, 2012 expressly qualify, in their entirety, all forward-looking statements attributable to the Company or persons acting on its behalf.  Unless required by law, the Company does not assume any obligation to update forward-looking statements, whether based on unanticipated events, changes in expectations, or otherwise. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this annual report.

NOTES TO UNITED STATES READERS

Differences in United States and Canadian Reporting Practices

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with IFRS, and they are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They may not be comparable to financial statements of United States companies.

Resource and Reserve Estimates

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F as Exhibits hereto:

 A.

Annual Information Form

The Annual Information Form of Fortuna Silver Mines Inc. for the year ended December 31, 2012, is included as Exhibit 99.1 of this annual report on Form 40-F.

B.

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, including the auditor’s report with respect thereto, are included as Exhibit 99.2 of this annual report on Form 40-F.

C.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2012 is included as Exhibit 99.3 of this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e) under the Exchange Act, the Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2012. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Controls Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

In designing and evaluating the Company’s internal controls over financial reporting, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, the Company’s internal controls over financial reporting were effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm. This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm because the Company is exempt from such requirement due its status as an “emerging growth company” under the Jumpstart Our Business Startups Act.

Changes in Internal Controls Over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in the Registrant’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Robert Gilmore, Tomas Guerrero and Thomas Kelly.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Robert Gilmore, a member of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Robert Gilmore, Tomas Guerrero and Thomas Kelly is independent, as that term is defined in the Listed Company Manual of the New York Stock Exchange. The SEC has indicated that the designation of Robert Gilmore as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics and Whistle-Blower Policy”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Business Conduct and Ethics and Whistle-Blower Policy is available for viewing on the Registrant’s website at www.fortunasilver.com under “About Fortuna / Corporate Governance”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Company’s auditing firm for the fiscal years ended December 31, 2012 and 2011.  Aggregate fees (in Canadian dollars) billed to the Company for professional services rendered by Deloitte LLP during the fiscal years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Audit Fees	$374,848	$310,450
Audit-Related Fees	Nil	$ 64,200
Tax Fees	$147,721	$ 98,665
All Other Fees	$ 5,051	$ 15,000
	$527,620	$488,315

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and for independent accountant review of the interim financial statements and management discussion and analysis.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. This category comprises fees billed for reviews associated with the Company’s U.S. filings and its public financing by way of short-form prospectus.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are for amounts billed in 2011 for providing IFRS transition assistance, and amounts billed in 2012 for preliminary review of internal controls over financing reporting.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2012, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in Notes 18(d) and 24 of the Registrant’s audited consolidated financial statements for the fiscal years ended December 31, 2012 and 2011, filed as part of this annual report on Form 40-F in Exhibit 99.2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as part of this annual report on Form 40-F in Exhibit 99.3.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. For information regarding the Company’s mine safety disclosures, see “Mine Safety Disclosure” filed as Exhibit 99.5 to this annual report on Form 40-F.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (a) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (b) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Form F-X signed by the Registrant and its agent for service of process has been filed with the SEC together with Registrant’s Registration Statement on Form 40-F (001-35297) in connection with its securities registered on such form.

Any changes to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2013	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2012.

99.2	Audited consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, including the auditor’s report with respect thereto

99.3	Management’s Discussion and Analysis for the year ended December 31, 2012

99.4	Consent of Deloitte LLP

99.5	Mine Safety Report

99.6	Consent of Eric N. Chapman

99.7	Consent of Thomas Kelly

99.8	Consent of Thomas Vehrs

99.9	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.10	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002