Form 40-F
period 2013-12-31
FORTUNA SILVER MINES INC
filed 2014-03-31
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013      Commission File Number: 001-35297

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

There were 125,973,966 common shares with no par value outstanding as of December 31, 2013.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

•

timing for completion of infrastructure upgrades related to and construction activities at the Company’s properties, and their completion on budget;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position, and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing, estimated capital expenditures, and anticipated major investments for mining development, maintenance and energy, and brownfields exploration, at the Caylloma property during 2014;

•

the Company’s plans for the San Jose property in 2014, including the mine development program, processing, delineation drilling and anticipated results thereof, and estimated investments for mine development, tailings dam expansion, the water evaporation control project, and brownfields exploration;

•

the Company’s expectation for an additional processing plant expansion to 2,000 tpd by the beginning of the second quarter of 2014 resulting in an increase in production without incurring additional capital investments at the San Jose property;

•

the Company’s intention to conduct engineering studies to assess a further expansion beyond 2,000 tpd at the San Jose property;

•

the Company’s plans for the 2014 brownfields exploration program at the San Jose property;

•

the Company’s belief that there is good potential for a significant increase of the mineral resources at the Caylloma property particularly from the continuity of the current veins in operation as well as from the discovery of new veins;

•

the Company’s budgets for its exploration projects and work designed to upgrade inferred resources at the Caylloma property;

•

the Company’s estimated operating costs;

•

the Company’s belief that there is excellent potential to further increase the mineral resource at the San Jose property with recent drilling demonstrating the continuation of high-grade mineralization in the Trinidad North discovery with the mineralization remaining open to the north and at depth;

•

that management will consider a dividend payment in 2014 taking into account the Company’s capital requirements and metal price fluctuations;

•

the Company’s anticipation that most if not all of its future revenue in 2014 will come from the Caylloma and San Jose mines;

•

management’s belief that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility;

•

management’s belief that if the Company needs to access the capital markets for additional financial resources, the Company will be able to do so at prevailing market rates;

•

the expected maturities of the Company’s financial liabilities, finance leases and other contractual commitments; and

•

management’s expectation that none of the investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will have a material effect on the results of operations or financial conditions of the Company.

You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results.  Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions.  Some of those risks and assumptions are set out under “Risk Factors” outlined in the Company’s Annual Information Form for the year ended December 31, 2013, a copy of which is attached as Exhibit 99.1 hereto, and include, but are not limited to:

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

•

assumptions made and judgments used in engineering and geological interpretation;

•

risks associated with mineral exploration and project development;

•

the need for additional financing;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

the Company’s substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

potential conflicts of interest involving the Company’s directors and officers;

•

the risk that monies allotted for land reclamation may not be sufficient;

•

risks associated with potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business;

•

the possibility of cost overruns or unanticipated expenses;

•

fluctuations in silver, gold, lead, zinc and copper prices;

•

title matters;

•

uncertainties and risks related to carrying on business in foreign countries;

•

environmental liability claims and insurance;

•

reliance on key personnel;

•

currency exchange rate fluctuations; and

•

competition.

The Company advises you that the cautionary remarks included under the heading “Preliminary Notes – Cautionary Statement-Forward Looking Statements” in the Annual Information Form for the year ended December 31, 2013 expressly qualify, in their entirety, all forward-looking statements attributable to the Company or persons acting on its behalf.  Unless required by law, the Company does not assume any obligation to update forward-looking statements, whether based on unanticipated events, changes in expectations, or otherwise. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this annual report.

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

The Annual Information Form of Fortuna Silver Mines Inc. for the year ended December 31, 2013, is included as Exhibit 99.1 of this annual report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, including the auditor’s report with respect thereto, are included as Exhibit 99.2 of this annual report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2013 is included as Exhibit 99.3 of this annual report on Form 40-F.

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

As required by Rule 13a-15(e) under the Exchange Act, the Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2013. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believes that, as of December 31, 2013, the Company’s internal controls over financial reporting were effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm. This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm because the Company is exempt from such requirement due its status as an “emerging growth company” under the Jumpstart Our Business Startups Act.

Changes in Internal Controls Over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in the Registrant’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Robert Gilmore, Thomas Kelly and David Farrell.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Robert Gilmore, a member of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that each of Messrs. Robert Gilmore, Thomas Kelly and David Farrell is independent, as that term is defined in the Listed Company Manual of the New York Stock Exchange. The SEC has indicated that the designation of Robert Gilmore as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Company’s auditing firm for the fiscal years ended December 31, 2013 and 2012.  Aggregate fees (in Canadian dollars) billed to the Company for professional services rendered by Deloitte LLP during the fiscal years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Audit Fees	$443,073	$374,848
Audit-Related Fees	Nil	Nil
Tax Fees	$151,725	$147,721
All Other Fees	Nil	$ 5,051
	$594,798	$527,620

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements and management discussion and analysis.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are for amounts invoiced in 2012 for preliminary review of internal controls over financing reporting.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2013, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in Notes 17(d) and 24 of the Registrant’s audited consolidated financial statements for the fiscal years ended December 31, 2013 and 2012, filed as part of this annual report on Form 40-F in Exhibit 99.2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as part of this annual report on Form 40-F in Exhibit 99.3.

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

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

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

Date: March 26, 2014	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2013.

99.2	Audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, including the auditor’s report with respect thereto

99.3	Management’s Discussion and Analysis for the year ended December 31, 2013

99.4	Consent of Deloitte LLP

99.5	Mine Safety Report

99.6	Consent of Eric N. Chapman

99.7	Consent of Thomas Kelly

99.8	Consent of Boris Caro

99.9	Consent of Thomas Vehrs

99.10	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002