Form 40-F/A
period 2013-12-31
FORTUNA SILVER MINES INC
filed 2014-05-23
CIK 1341335

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

(Check One)

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

1040

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

200 Burrard Street, Suite 650

Vancouver, British Columbia

Canada V6C 3L6

604-484-4085

(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

(212) 947-7200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

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

This Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 originally filed on March 31, 2014 (the “Original Form 40-F”) with the United States Securities and Exchange Commission (“SEC”) is being filed to replace in its entirety the disclosure under the heading “NYSE CORPORATE GOVERNANCE.”

Except as set forth above, this Amendment No. 1 does not modify or update the disclosure in the Original Form 40-F and, therefore, such disclosure is not included herein. Except as may be specifically indicated herein, the Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Company has not modified or updated other disclosures presented in the Original Form 40-F. This Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”). Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunasilver.com under About Fortuna/Corporate Governance.

The Company’s corporate governance practices, as described on its website, are consistent with the laws, customs and practices in Canada.

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the year ended December 31, 2013

99.2*	Audited consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, including the auditor’s report with respect thereto

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2013

99.4*	Consent of Deloitte LLP

99.5*	Mine Safety Report

99.6*	Consent of Eric N. Chapman

99.7*	Consent of Thomas Kelly

99.8*	Consent of Boris Caro

99.9*	Consent of Thomas Vehrs

99.10	Certification of Chief Executive Officer pursuant to Section 302 of the United States Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 302 of the United States Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Executive Officer pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

* Previously filed with the Company’s Annual Report on Form 40-F filed with the SEC on March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2014

FORTUNA SILVER MINES INC.

By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director