Form 40-F
period 2014-12-31
FORTUNA SILVER MINES INC
filed 2015-03-27
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014      Commission File Number: 001-35297

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

There were 128,537,742 common shares with no par value outstanding as of December 31, 2014.

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

Yes ☐ No ☐

EXPLANATORY NOTE

Fortuna Silver Mines Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the Multijurisdictional Disclosure System.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  Equity securities of the Company are therefore exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Exchange Act Rule 3a12-3.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the documents attached hereto contain “forward-looking statements” within the meaning of applicable securities laws.  These statements appear in a number of different places and include statements regarding the intent, belief or current expectations of management and our directors or officers, primarily with respect to our future market size, our business, and our future operating performance.  When the words such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are used, they are not statements of historical fact and are intended to identify forward-looking statements.  Forward-looking statements relate to, among other things:

•

•mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing and estimated major investments for mine development, plant expansion, tailings filter facility and dry-stack disposal project, and brownfields exploration at the San Jose property during 2015;

•

the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma property during 2015;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

You are cautioned that any such forward-looking statements are not guarantees that any of our projects or business operating units, divisions, subsidiaries, or affiliates will achieve any particular financial results.  Our actual results may differ from those contained in the forward-looking statements due to risks or uncertainties facing us or due to facts differing from the assumptions underlying our predictions.  Some of those risks and assumptions are set out under “Risk Factors” outlined in the Company’s Annual Information Form for the year ended December 31, 2014, a copy of which is attached as Exhibit 99.1 hereto, and include, but are not limited to:

•

that all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties,

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matters;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations; and

•

the accuracy of the Company’s current mineral resource and reserve estimates.

and such other assumptions as set out in the Annual Information Form.  The Company advises you that the cautionary remarks included under the heading “Preliminary Notes – Cautionary Statement-Forward Looking Statements” in the Annual Information Form for the year ended December 31, 2014 expressly qualify, in their entirety, all forward-looking statements attributable to the Company or persons acting on its behalf.  Unless required by law, the Company does not assume any obligation to update forward-looking statements, whether based on unanticipated events, changes in expectations, or otherwise. You should not place undue reliance on any forward-looking statements, which apply only as of the date of this annual report.

CAUTIONARY NOTES TO UNITED STATES READERS

Differences in United States and Canadian Reporting Practices

The Company is permitted, under the Multijurisdictional Disclosure System, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with IFRS, and they are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They may not be comparable to financial statements of United States companies.

Resource and Reserve Estimates

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), which is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  The terms “mineral resource,” “measured resource,” “indicated resource” and “inferred resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003.  These terms, however, are not recognized by SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”).  In particular, the term “resource” does not equate to the term “reserve”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC.

Accordingly, information contained in this annual report on Form 40-F and the documents included herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F as Exhibits hereto:

A.	Annual Information Form

The Annual Information Form of the Company for the year ended December 31, 2014, is included as Exhibit 99.1 of this annual report on Form 40-F.

B.	Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2014 and 2013, including the Report of Independent Registered Public Accounting Firm with respect thereto, are included as Exhibit 99.2 of this annual report on Form 40-F.

C.	Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2014 is included as Exhibit 99.3 of this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act as those controls and procedures designed to ensure that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports and filings is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2014. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Controls Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

In designing and evaluating the Company’s internal controls over financial reporting, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (1992). Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal controls over financial reporting were effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm. This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm because the Company is exempt from such requirement due its status as an “emerging growth company” under the Jumpstart Our Business Startups Act.

Changes in Internal Controls Over Financial Reporting. During the fiscal year ended December 31, 2014, there were no changes in the Registrant’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Robert Gilmore, Thomas Kelly and David Farrell.  The board of directors has determined that each of Messrs. Robert Gilmore, Thomas Kelly and David Farrell is independent, as that term is defined in Rule 10A-3 under the Exchange Act and the Listed Company Manual of the New York Stock Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2014 and 2013.  Aggregate fees (in Canadian dollars) billed to the Company for professional services rendered by Deloitte LLP during the fiscal years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Audit Fees	$507,462	$443,073
Audit-Related Fees	Nil	Nil
Tax Fees	$150,805	$151,725
All Other Fees	Nil	Nil
	$658,267	$594,798

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, review of the interim financial statements and management’s discussion and analysis, or services that are normally provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for tax compliance, tax advice on actual or contemplated transactions, and tax planning.

“All Other Fees” are for amounts not included in the categories above.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2014, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in Notes 16(d) and 23 of the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2014 and 2013, filed as part of this annual report on Form 40-F in Exhibit 99.2, and under the headings “Financial Instruments and Related Risks – Liquidity Risk” and “Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as part of this annual report on Form 40-F in Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as part of this annual report on Form 40-F in Exhibit 99.3.

MINE SAFETY DISCLOSURE

The Company is not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Sections 103.00, 303A.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunasilver.com under About Fortuna/Corporate Governance/NYSE.

The Company’s corporate governance practices, as described on its website, are consistent with the laws, customs and practices in Canada.

INTERACTIVE DATA FILE

The Company is not currently required to submit to the SEC, or post to its corporate website, an Interactive Data File.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Company and its agent for service of process has been previously filed with the SEC together with the Company’s Registration Statement on Form 40-F (File 001-35297) in connection with its securities registered on such form.

Any changes to the name or address of the agent for service of process of the Company shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Company.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2014.

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013, including the auditor’s report with respect thereto

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014

99.4	Consent of Deloitte LLP

99.5	Consent of Eric N. Chapman

99.6	Consent of Thomas Kelly

99.7	Consent of Boris Caro

99.8	Consent of Thomas Vehrs

99.9	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.10	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

