Form 40-F
period 2015-12-31
FORTUNA SILVER MINES INC
filed 2016-03-29
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015      Commission File Number: 001-35297

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

There were 128,240,567 common shares with no par value outstanding as of December 31, 2015.

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

Yes ☐ No ☐

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by Fortuna Silver Mines Inc. (the “Company”) under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the United States Securities and Exchange Commission (the “SEC”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports and filings is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2015. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Controls Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Company’s internal control over financial reporting, the Company’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (1992). Based on this assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting was effective based on those criteria.  See “Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, included as Exhibit 99.3 to this annual report on Form 40-F.

Attestation Report of the Registered Public Accounting Firm. This annual report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm because the Company is exempt from such requirement due to its status as an “emerging growth company” under the Jumpstart Our Business Startups Act.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

1

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Robert Gilmore, Thomas Kelly and David Farrell.  The board of directors has determined that each of Messrs. Robert Gilmore, Thomas Kelly and David Farrell is independent, as that term is defined in Rule 10A-3 under the Exchange Act and the Listed Company Manual of the New York Stock Exchange.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that Robert Gilmore, a member of the Company’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F.  The SEC has indicated that the designation of Robert Gilmore as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Company has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics and Whistle-Blower Policy”, that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Business Conduct and Ethics and Whistle-Blower Policy is available for viewing on the Company’s website at www.fortunasilver.com under “About Fortuna / Corporate Governance”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2015 and 2014.  Aggregate fees (in Canadian dollars) billed to the Company for professional services rendered by Deloitte LLP during the fiscal years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Audit Fees	$661,970	$507,462
Audit-Related Fees	$72,774	Nil
Tax Fees	$129,988	$150,805
All Other Fees	Nil	Nil
	$864,732	$658,267

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

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2015, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in Notes 17(d) and 24 of the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2015 and 2014, filed as part of this annual report on Form 40-F in Exhibit 99.2, and under the headings “Financial Instruments and Related Risks – Liquidity Risk” and “Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this annual report on Form 40-F in Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this annual report on Form 40-F in Exhibit 99.3.

MINE SAFETY DISCLOSURE

The Company is not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the United States Securities Act of 1933, as amended, and the Company’s common shares are listed on the New York Stock Exchange (the “NYSE”).  Sections 103.00, 303A.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunasilver.com under “About Fortuna/Corporate Governance / NYSE”.

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

CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Company and its agent for service of process has been previously filed with the SEC together with the Company’s Registration Statement on Form 40-F (File No. 001-35297) in connection with its securities registered on such form.

Any changes to the name or address of the agent for service of process of the Company shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Company.

3

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2016	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

4

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2015

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014, including the auditor’s report with respect thereto

99.3	Management’s Discussion and Analysis for the year ended December 31, 2015

99.4	Consent of Deloitte LLP

99.5	Consent of Eric N. Chapman

99.6	Consent of Thomas Kelly

99.7	Consent of Edwin Gutierrez

99.8	Consent of Thomas Vehrs

99.9	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.10	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5