Form 40-F
period 2016-12-31
FORTUNA SILVER MINES INC
filed 2017-05-15
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016        Commission File Number: 001-35297

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

There were 146,978,173 common shares with no par value outstanding as of December 31, 2016.

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

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2016 as a result of the material weaknesses in the Company’s internal control over financial reporting. See “Evaluation of Disclosure Controls and Procedures”, “Management’s Report on Internal Control Over Financial Reporting” and “Material Weaknesses Relating to Insufficient Qualified Resources, the Effectiveness of Risk Assessment, Design and Implementation of Control Activities and Monitoring Activities as of December 31, 2016” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2016 and 2015, included as Exhibit 99.3 to this annual report on Form 40-F.

Notwithstanding these material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016 and 2015, filed as part of this annual report on Form 40-F in Exhibit 99.2, fairly present in all material respects the Company’s financial position, results of operations, capital position, and cash flows for the periods presented, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management’s Annual Report on Internal Controls Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Management of the Company, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, conducted as evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on evaluation performed, management concluded that material weaknesses existed as of December 31, 2016. As a result, the Company’s internal control over financial reporting was not effective. See “Management’s Report on Internal Control Over Financial Reporting” and “Material Weaknesses Relating to Insufficient Qualified Resources, the Effectiveness of Risk Assessment, Design and Implementation of Control Activities and Monitoring Activities as of December 31, 2016” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2016 and 2015, included as Exhibit 99.3 to this annual report on Form 40-F. The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. See “Attestation Report of the Registered Public Accounting Firm” below.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2016 and 2015, filed as part of this annual report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2016, other than as described in “Management’s Annual Report on Internal Controls over Financial Reporting” above, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Messrs. Robert Gilmore, David Farrell and Alfredo Sillau. The board of directors has determined that each of Messrs. Robert Gilmore, David Farrell and Alfredo Sillau is independent, as that term is defined in Rule 10A-3 under the Exchange Act and the Listed Company Manual of the New York Stock Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Company’s Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2016 and 2015. Aggregate fees (in Canadian dollars) billed to the Company for professional services rendered by Deloitte LLP during the fiscal years ended December 31, 2016 and 2015 are as follows:

	2016	2015
Audit Fees	$915,813	$661,970
Audit-Related Fees	$126,742	$72,774
Tax Fees	$142,746	$129,988
All Other Fees	Nil	Nil
	$1,185,301	$864,732

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. These fees include services for securities and prospectus engagements.

“Tax Fees” are fees for professional services rendered for tax compliance, tax advice on actual or contemplated transactions, and tax planning.

“All Other Fees” are for amounts not included in the categories above.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year. If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services. Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2016, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2016 and 2015, filed as part of this annual report on Form 40-F in Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2016 and 2015, filed as part of this annual report on Form 40-F in Exhibit 99.3.

MINE SAFETY DISCLOSURE

The Company is not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the United States Securities Act of 1933, as amended, and the Company’s common shares are listed on the New York Stock Exchange (the “NYSE”). Sections 103.00, 303A.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunasilver.com under “About Fortuna / Corporate Governance / NYSE”.

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

Date: May 15, 2017	FORTUNA SILVER MINES INC.

	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2016

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2016 and 2015, including the Report of Independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2016 and 2015

99.4	Consent of Deloitte LLP

99.5	Consent of Eric Chapman

99.6	Consent of Edwin Gutierrez

99.7	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002