Form 40-F
period 2017-12-31
FORTUNA SILVER MINES INC
filed 2018-04-02
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017    Commission File Number: 001-35297

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

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form     ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 159,636,983 common shares with no par value outstanding as of December 31, 2017.

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards * provided pursuant Section 13(a) of the Exchange Act.

☐

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to the Accounting Standards Codification after April 5, 2012.

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

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2017. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting.

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

Management of the Company, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, had conducted as evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on the evaluation performed, management concluded that material weaknesses existed as of December 31, 2016. Management subsequently took actions to address the material weaknesses, including (i) hiring a Vice-President of Finance and Accounting, an Internal Controls Manager, a Corporate Tax Manager, and local internal controls analysts at each of its operations; (ii) engaging external specialists to assist in the documentation and review of its internal controls; (iii) completing a fraud risk assessment; and (iv) redesigning general information technology controls over user access privileges, unauthorized access, and segregation of duties.

Following these remediation activities, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective based on those criteria.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2017 and 2016, included as Exhibit 99.3 to this annual report on Form 40-F. The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. See “Attestation Report of the Registered Public Accounting Firm” below.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2017 and 2016, filed as part of this annual report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2017, other than as described in “Management’s Annual Report on Internal Control over Financial Reporting” above in response to the material weaknesses identified at December 31, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Robert Gilmore, Alfredo Sillau and Kylie Dickson. The board of directors has determined that each of Robert Gilmore, Alfredo Sillau and Kylie Dickson is independent, as that term is defined in Rule 10A-3 under the Exchange Act and the Listed Company Manual of the New York Stock Exchange.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that each of Robert Gilmore and Kylie Dickson, members of the Company’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The SEC has indicated that the designation of Robert Gilmore and Kylie Dickson as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liabilities on them that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

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

The Code of Business Conduct and Ethics and Whistle-Blower Policy is available for viewing on the Company’s website at www.fortunasilver.com under “About Fortuna / Our Governance”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2016 and for a portion of the fiscal year ended December 31, 2017. Effective July 13, 2017, KPMG LLP was appointed in the place of Deloitte LLP as the Company’s Independent Registered Public Accounting Firm. Aggregate fees (in Canadian dollars) billed to the Company for professional services rendered by Deloitte LLP and KPMG LLP during the fiscal years ended December 31, 2017 and 2016 are as follows:

	2017 (Deloitte)	2017 (KPMG)	2017 Total	2016 (Deloitte)
Audit Fees	$793,098	$876,169	$1,669,267	$915,813
Audit-Related Fees	$262,150	Nil	$262,150	$126,742
Tax Fees	$36,113	Nil	$36,113	$142,746
All Other Fees	Nil	$4,935	$4,935	Nil
	$1,091,361	$881,104	$1,972,465	$1,185,301

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The fees charged by Deloitte LLP include services for securities and prospectus engagements.

“Tax Fees” are fees for professional services rendered for tax compliance, tax advice on actual or contemplated transactions, and tax planning.

“All Other Fees” are for amounts not included in the categories above. The amount for 2017 relates to services performed by KPMG LLP prior to their being appointed auditors for the Company.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year. If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services. Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2017, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2017 and 2016, filed as part of this annual report on Form 40-F in Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2017 and 2016, filed as part of this annual report on Form 40-F in Exhibit 99.3.

MINE SAFETY DISCLOSURE

The Company is not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the United States Securities Act of 1933, as amended, and the Company’s common shares are listed on the New York Stock Exchange (the “NYSE”). Sections 103.00, 303A.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunasilver.com under “About Fortuna / Our Governance / NYSE”.

The Company’s corporate governance practices, as described on its website, are consistent with the laws, customs and practices in Canada.

INTERACTIVE DATA FILE

The Company is submitting as Exhibits 101 to this annual report on Form 40-F, and posting to its corporate website at www.fortunasilver.com, its first Interactive Data File.

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

4

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2018	FORTUNA SILVER MINES INC.

	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2017

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2017 and 2016, including the Reports of Independent Registered Public Accounting Firms with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016

99.4	Consent of KPMG LLP

99.5	Consent of Deloitte LLP

99.6	Consent of Eric Chapman

99.7	Consent of Edwin Gutierrez

99.8	Consent of Geoff Allard

99.9	Consent of Denys Parra Murrugarra

99.10	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

