Form 40-F
period 2018-12-31
FORTUNA SILVER MINES INC
filed 2019-03-29
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018     Commission File Number: 001-35297

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

There were 159,939,595 common shares with no par value outstanding as of December 31, 2018.

Indicate by check mark whether the Registrant: (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☑ No ☐

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

☐

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2018. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective based on those criteria.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2018 and 2017, included as Exhibit 99.3 to this annual report on Form 40-F. The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. See “Attestation Report of the Registered Public Accounting Firm” below.

1

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017, filed as part of this annual report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2018, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Kylie Dickson, Alfredo Sillau and David Farrell. The board of directors has determined that each of Kylie Dickson, Alfredo Sillau and David Farrell is independent, as that term is defined in Rule 10A-3 under the Exchange Act and the Listed Company Manual of the New York Stock Exchange.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that Kylie Dickson, a member of the Company’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The SEC has indicated that the designation of Kylie Dickson as an audit committee financial expert does not: (i) make her an “expert” for any purpose, (ii) impose any duties, obligations or liabilities on her that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation, and (iii) or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended December 31, 2018, filed as part of this annual report on Form 40-F in Exhibit 99.1.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year. If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services. Of the total aggregate fees paid by the Company to its auditors during the fiscal year ended December 31, 2018, $nil or 0% of the fees were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2018 and 2017, filed as part of this annual report on Form 40-F in Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” of the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2018 and 2017, filed as part of this annual report on Form 40-F in Exhibit 99.3.

MINE SAFETY DISCLOSURE

The Company is currently not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

Date: March 29, 2019	FORTUNA SILVER MINES INC.

	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

4

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2018

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2018 and 2017, including the Reports of Independent Registered Public Accounting Firms with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017

99.4	Consent of KPMG LLP

99.5	Consent of Eric Chapman

99.6	Consent of Amri Sinuhaji

99.7	Consent of Edwin Gutierrez

99.8	Consent of Geoff Allard

99.9	Consent of Denys Parra Murrugarra

99.10	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase