Form 40-F
period 2019-12-31
FORTUNA SILVER MINES INC
filed 2020-03-30
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019 Commission File Number: 001-35297

FORTUNA SILVER MINES INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 Burrard Street, Suite 650

Vancouver, British Columbia V6C 3L6, Canada

604-484-4085

(Address and telephone number of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

212-947-7200

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	FSM	New York Stock Exchange

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

There were 160,291,553 common shares with no par value outstanding as of December 31, 2019.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2019. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this annual report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective based on those criteria.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2019 and 2018, included as Exhibit 99.3 to this annual report on Form 40-F. The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. See “Attestation Report of the Registered Public Accounting Firm” below.

Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2019 and 2018, filed as part of this annual report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended December 31, 2019, filed as part of this annual report on Form 40-F in Exhibit 99.1.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year. If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services. No fees paid by the Company to its auditors during the fiscal year ended December 31, 2019, were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2019 and 2018, filed as part of this annual report on Form 40-F in Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the subheading “Liquidity Risk” within the heading “Risks and Uncertainties” of the Company’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2019 and 2018, filed as part of this annual report on Form 40-F in Exhibit 99.3.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2020	FORTUNA SILVER MINES INC.
	By:		“Jorge Ganoza Durant”
		Name:	Jorge Ganoza Durant
		Title:	President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2019

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2019 and 2018, including the Reports of Independent Registered Public Accounting Firms with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2019 and 2018

99.4	Consent of KPMG LLP

99.5	Consent of Eric Chapman

99.6	Consent of Amri Sinuhaji

99.7	Consent of Edwin Gutierrez

99.8	Consent of Geoff Allard

99.9	Consent of Denys Parra Murrugarra

99.10	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase