Form 40-F
period 2021-12-31
FORTUNA SILVER MINES INC
filed 2022-03-31
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021 Commission File Number: 001-35297

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

There were 291,529,330 common shares with no par value outstanding as of December 31, 2021.

Indicate by check mark whether the Registrant: (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ◻

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☑ No ◻

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

◻

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

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2021. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.  In making this assessment, management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021.

Except for the controls over purchase price adjustments related to the acquisition by the Company of Roxgold Inc. (“Roxgold”) on July 2, 2021, the Company has limited the scope of its internal control over financial reporting and disclosure controls and procedures to exclude the controls and policies and procedures of Roxgold as allowed by the United States Securities and Exchange Commission and Canadian Securities Administrators. The assets and revenues of Roxgold represent 50% (inclusive of the purchase price adjustments) and 17%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2021 and 2020, included as Exhibit 99.3 to this Annual Report on Form 40-F.  The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  See “Attestation Report of the Registered Public Accounting Firm” below.

Attestation Report of the Registered Public Accounting Firm. The Company’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada, Audit Firm ID 85. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2021 and 2020, filed as part of this Annual Report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2021, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended December 31, 2021, filed as part of this Annual Report on Form 40-F in Exhibit 99.1.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  No fees paid by the Company to its auditors during the fiscal year ended December 31, 2021,  were approved by the Audit Committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

The Company is currently not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the United States Securities Act of 1933, as amended, and the Company’s common shares are listed on the New York Stock Exchange (the “NYSE”).  Sections 103.00, 303A.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunasilver.com under “Company / Corporate Governance / New York Stock Exchange”.

The Company’s corporate governance practices, as described on its website, are consistent with the laws, customs and practices in Canada.

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F for the year ended December 31, 2021 are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-237897) of the Company.

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

Date: March 31, 2022	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title:President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2021 and 2020, including the Reports of Independent Registered Public Accounting Firms with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020

99.4	Consent of KPMG LLP (PCAOB ID 85)

99.5	Consent of Eric Chapman

99.6	Consent of Amri Sinuhaji

99.7	Consent of Matthew Cobb

99.8	Consent of Paul Criddle

99.9	Consent of Paul Weedon

99.10	Consent of Craig Richards

99.11	Consent of Hans Andersen

99.12	Consent of Geoff Bailey

99.13	Consent of Shane McLeay

99.14	Consent of David Morgan

99.15	Consent of Lycopodium Minerals Canada Ltd.

99.16	Consent of Edwin Gutierrez

99.17	Consent of Geoff Allard

99.18	Consent of Denys Parra Murrugarra

99.19	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.20	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.21	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.22	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)