Form 40-F
period 2022-12-31
FORTUNA SILVER MINES INC
filed 2023-03-30
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022 Commission File Number: 001-35297

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

There were 290,221,971 common shares with no par value outstanding as of December 31, 2022.

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

☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

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

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.  In making this assessment, management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2022 and 2021, included as Exhibit 99.3 to this Annual Report on Form 40-F.  The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  See “Attestation Report of the Registered Public Accounting Firm” below.

Attestation Report of the Registered Public Accounting Firm. The Company’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada, Audit Firm ID 85. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2022 and 2021, filed as part of this Annual Report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended December 31, 2022, filed as part of this Annual Report on Form 40-F in Exhibit 99.1.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  During the fiscal year ended December 31, 2022, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of certain financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries, the fees for which represented less than 5% of total fees for the fiscal year ended December 31, 2022.

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

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F for the year ended December 31, 2022 are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-237897) of the Company.

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

Date: March 30, 2023	FORTUNA SILVER MINES INC.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title:President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and 2021, including the Reports of Independent Registered Public Accounting Firms with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2022 and 2021

99.4	Consent of KPMG LLP (PCAOB ID 85)

99.5	Consent of Eric Chapman

99.6	Consent of Amri Sinuhaji

99.7	Consent of Raul Espinoza

99.8	Consent of Mathieu Veillette

99.9	Consent of Dmitry Tolstov

99.10	Consent of Paul Criddle

99.11	Consent of Paul Weedon

99.12	Consent of Hans Andersen

99.13	Consent of Geoff Bailey

99.14	Consent of Shane McLeay

99.15	Consent of David Morgan

99.16	Consent of Lycopodium Minerals Canada Ltd.

99.17	Consent of Matthew Cobb

99.18	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.19	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.20	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.21	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)