Form 40-F
period 2024-12-31
FORTUNA MINING CORP.
filed 2025-03-27
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024 Commission File Number: 001-35297

FORTUNA MINING CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

British Columbia, Canada

(Province or other jurisdiction of incorporation or organization)

1040	N/A
(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

1111 Melville Street, Suite 820

Vancouver, British Columbia V6E 3V6, Canada

604-484-4085

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

302-738-6680

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

There were 306,587,630 common shares with no par value outstanding as of December 31, 2024.

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

☐

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by Fortuna Mining Corp. (formerly called Fortuna Silver Mines Inc.) (the “Company”) under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the United States Securities and Exchange Commission (the “SEC”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports and filings is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2024. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.  In making this assessment, management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2024 and 2023, included as Exhibit 99.3 to this Annual Report on Form 40-F.  The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  See “Attestation Report of the Registered Public Accounting Firm” below.

Attestation Report of the Independent Registered Public Accounting Firm. The Company’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada, Audit Firm ID 85. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2024 and 2023, filed as part of this Annual Report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Code of Business Conduct and Ethics and Whistle-Blower Policy is available for viewing on the Company’s website at www.fortunamining.com under “Library - Policies”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended December 31, 2024, filed as part of this Annual Report on Form 40-F in Exhibit 99.1.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services. During the fiscal year ended December 31, 2024, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of certain financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries, the fees for which represented less than 5% of total fees for the fiscal year ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

The Company is currently not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the United States Securities Act of 1933, as amended, and the Company’s common shares are listed on the New York Stock Exchange (the “NYSE”).  Sections 103.00, 303A.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is disclosed on the Company’s website at www.fortunamining.com under “Library – Stock Exchange Listings - New York Stock Exchange”.

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

Date: March 27, 2025	FORTUNA MINING CORP.
	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title:President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

97	Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 40-F of the Company filed with the Securities and Exchange Commission on March 28, 2024)

99.1	Annual Information Form for the year ended December 31, 2024

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2024 and 2023, including the Reports of Independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2024 and 2023

99.4	Consent of KPMG LLP (PCAOB ID 85)

99.5	Consent of Eric Chapman

99.6	Consent of Raul Espinoza

99.7	Consent of Paul Weedon

99.8	Consent of Mathieu Veillette

99.9	Consent of Patricia Gonzalez

99.10	Consent of Dmitry Tolstov

99.11	Consent of Matthew Cobb

99.12	Consent of Paul Criddle

99.13	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)