Form 40-F
period 2025-12-31
FORTUNA MINING CORP.
filed 2026-03-26
CIK 1341335

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025        Commission File Number: 001-35297

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

There were 305,959,986 common shares with no par value outstanding as of December 31, 2025.

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

☐

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by Fortuna Mining Corp. (formerly called Fortuna Silver Mines Inc.) (the “Company”) under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the United States Securities and Exchange Commission (the “SEC”). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports and filings is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

The Company evaluated, with the participation of its CEO and CFO, the effectiveness of its disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report on Form 40-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within time periods specified in SEC rules and forms and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025.  In making this assessment, management used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

See “Management’s Report on Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal years ended December 31, 2025 and 2024, included as Exhibit 99.3 to this Annual Report on Form 40-F.  The Company’s auditors have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  See “Attestation Report of the Independent Registered Public Accounting Firm” below.

Attestation Report of the Independent Registered Public Accounting Firm. The Company’s internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, Independent Registered Public Accounting Firm, Vancouver, BC, Canada, Audit Firm ID 85. The required report is included in the “Report of Independent Registered Public Accounting Firm,” that accompanies the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2025 and 2024, filed as part of this Annual Report on Form 40-F in Exhibit 99.2.

Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Company has determined that Kylie Dickson, a member of the Company’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F.  The SEC has indicated that the designation of Kylie Dickson as an audit committee financial expert does not: (i) make her an “expert” for any purpose, (ii) impose any duties, obligations or liabilities on her that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation, or (iii) affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Company has adopted a “code of ethics” (as that term is defined in Form 40-F) entitled the “Code of Conduct and Business Ethics” that applies to all of its directors, officers, employees, and consultants including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Conduct and Business Ethics is available for viewing on the Company’s website at www.fortunamining.com under “Library - Policies”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, filed as part of this Annual Report on Form 40-F in Exhibit 99.1.

PRE-APPROVAL POLICIES AND PROCEDURES

The auditors of the Company obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services. During the fiscal year ended December 31, 2025, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of certain financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries, the fees for which represented less than 5% of total fees for the fiscal year ended December 31, 2025.

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

Date: March 26, 2026	FORTUNA MINING CORP.

	By:	“Jorge Ganoza Durant”
Name: Jorge Ganoza Durant
Title: President, Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit	Description

97	Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 40-F of the Company filed with the Securities and Exchange Commission on March 28, 2024)

99.1	Annual Information Form for the year ended December 31, 2025

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2025 and 2024, including the Reports of Independent Registered Public Accounting Firm with respect thereto

99.3	Management’s Discussion and Analysis for the years ended December 31, 2025 and 2024

99.4	Consent of KPMG LLP (PCAOB ID 85)

99.5	Consent of Eric Chapman

99.6	Consent of Raul Espinoza

99.7	Consent of Paul Weedon

99.8	Consent of Mathieu Veillette

99.9	Consent of Patricia Gonzalez

99.10	Consent of Dmitry Tolstov

99.11	Consent of Leendert (Leon) Lorenzen

99.12	Consent of Ryda Peung

99.13	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.14	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.15	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.16	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

5